Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

(020) 7519-7000
Fax: (020) 7519-7070
www.skadden.com

September 12, 2008

Via EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention: Brad Skinner, Senior Assistant Chief Accountant

RE:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Skinner:

On behalf of DRDGOLD Limited (the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated August 6, 2008, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the “2007 Form 20-F”) and the Company’s letters to the Commission dated March 31, 2008, May 12, 2008 and July 11, 2008 responding to the comments of the Staff set forth in your letters to Mr. Jacob Hendrik Dissel dated February 29, 2008, April 10, 2008 and June 10, 2008.

Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Comment 1:	We have considered your responses to prior comments number 1 and 2 from our letter dated April 10, 2008 and prior comments number 2 and 3 from our letter dated June 10, 2008.

It is the staff’s position that determination of mineral reserves should be based on a historic three-year average commodity price.  Any change from that method to the use of a single-point price would involve a change in the method of applying an accounting principle and would represent a change in accounting estimate affected by a change in accounting principle.  Such a change may only be made if the new accounting principle is justifiable on the basis that it is preferable and would require specific disclosure in the notes to the financial statements.  See SFAS 154, pars. 21 and 22.

In addition, disclosure outside of the financial statements should address the following with respect to the change:

•	The nature of the change;

•	The reasons for the change;

•	The impact on reported reserve quantities of the change; and

•	The historical volatility of gold prices and how the use of a single-point price, as opposed to an average price, will impact reserve quantities in periods of rising and falling prices.

Response:
As described in the letter to the Staff dated May 12, 2008, prior to fiscal year 2006, the Company used three-year average gold prices to determine its reserves.  In light of significant movements in gold prices, in fiscal year 2006, then-current management re-examined the use of three-year average gold prices in its reserving methodology and determined to change to using the prevailing gold price[1] for purposes of estimating ore reserves, based on management's conclusion that the prevailing gold price at the time of reserve determination is a more appropriate measure for determining mineral deposits that could be economically and legally extracted at the time of the reserve determination, as required by SEC Industry Guide 7. The Company uses the prevailing price of gold in determining its mining plans[2] and believes that the same price should be used for determining its reserves.  Accordingly, the Company believes that the prevailing gold price is preferable to a three-year average price for determination of its reserves, and therefore that the change to the use of a prevailing price is justifiable.

The Company will present its financial statements under International Financial Reporting Standards (“IFRS”) in its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 (the “2008 Form 20-F”).  As a result, SFAS 154 will no longer be applicable to the Company.  Nonetheless, in response to the Staff’s comment, the Company plans to include disclosure substantially in the form set forth below in Item 5A. of the 2008 Form 20-F under the discussion of “Ore Reserves.”:

“In light of significant movements in gold prices, in fiscal year 2006 the Company changed the gold price used to estimate its ore reserves from a three-year average gold price to the prevailing gold price at the time of the reserve determination.  The Company made this change because it believes

______________________
[1]	The closing U.S. dollar price of gold per ounce as reported by kitco.com on March 31 of a fiscal year.

[2]	The Company also uses projected future prices in determining its mining plans.

that the prevailing gold price at the date of reserve determination is the most relevant measure for determining the mineral deposits that could be economically and legally extracted at the time of that determination, particularly in light of the recent significant movements in gold prices.  This change resulted in higher reserves as of June 30, 2006, 2007 and 2008. This change also resulted in lower depreciation and amortization charges for the years ended June 30, 2007 and 2008 because of the increase in reserves. The Company would have incurred incremental depreciation and amortization charges of $[●][3] in 2007 had it used the three-year historical average gold price for reserve determination as of the end of fiscal year 2006, and would have incurred incremental depreciation and amortization charges of $[●][3] in 2008 had it used the three year historical average gold price for reserve determination as of the end of fiscal year 2007.  The change in the gold price determination methodology for estimation of reserves had no impact on depreciation and amortization charges for fiscal year 2006 as such charges were based on the ore reserves estimate at the end of fiscal year 2005, which was calculated using the historical three-year average gold price.”

Additionally, as noted in the letter to the Staff dated July 11, 2008, the Company plans to include disclosure substantially similar to the following under Item 4B. “Business Overview, Ore Reserves” and include a reference to this discussion in Item 5A. of the 2008 Form 20-F under the discussion of “Ore Reserves.”

“In light of significant movements in gold prices, in fiscal year 2006 the Company changed the gold price used to estimate its ore reserves from a three-year average gold price to the prevailing gold price at the time of the reserve determination.  The Company believes that the prevailing gold price at the date of reserve determination is the most relevant measure for determining the mineral deposits that could be economically and legally extracted at the time of that determination.

The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we had used different gold prices than the prevailing prices on March 31, 2008, 2007 and 2006 to determine reserves as of June 30, 2008, 2007 and 2006, respectively, we would have had significantly different reserves as of those dates. Using the same methodology and assumptions as were used to estimate our Ore Reserves but with different gold prices, our attributable gold reserves as of June 30, 2008, 2007 and 2006 would be as follows:

Year Ending June 30, 2008[4]	Business Plan at Prevailing Price (March 31, 2008)	10% Below Prevailing Price	10% Above Prevailing Price	Three-year Average Price
Rand gold price per kilogram	[●]	[●]	[●]	[●]
U.S. Dollar gold price per ounce	[●]	[●]	[●]	[●]
Attributable Ore Reserves (million ounces)	[●]	[●]	[●]	[●]

Year Ending June 30, 2007	Business Plan at Prevailing Price (March 31, 2007)	10% Below Prevailing Price	10% Above Prevailing Price	Three-year Average Price
Rand gold price per kilogram	R154,437	R138,994	R169,881	R 115,314
U.S. Dollar gold price per ounce	$660	$594	$726	$553
Attributable Ore Reserves (million ounces)	6.3	5.9	6.8	4.9

Year Ending June 30, 2006	Business Plan at Prevailing Price (March 31, 2006)	10% Below Prevailing Price	10% Above Prevailing Price	Three-year Average Price
Rand gold price per kilogram	R117,055	R105,300	R128,700	R93,800
U.S. Dollar gold price per ounce	$582	$524	$640	$453
Attributable Ore Reserves (million ounces)	8.8	8.2	9.5	7.5
_________________________
[3]	The Company will present its financial statements under IFRS in the 2008 20-F and is still in the process of preparing these IFRS figures.

[4]	The Company is in the process of calculating reserves for fiscal year 2008.

As shown in the graph below, gold prices have fluctuated significantly over the last five years but have generally trended upward over the last three years.

Three-year average gold prices have been lower than the prevailing prices used for reserve determination as of June 30, 2006, 2007 and 2008 as a result of the upward trend in gold prices over that period. Had we used the three-year average gold price for reserve determination as of 30 June 2006, 2007 and 2008, we would have reported lower reserves as of those dates, as set forth in the tables above.

Similarly, when gold prices are declining, three-year average prices may be higher than prevailing prices. In such a case, if we were to use the three-year average gold price instead of a prevailing price for reserve determination, our reported reserves would be higher.”

***

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, or by facsimile to our Washington D.C. office on 202 393 5760, from where it will be directly forwarded to me. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183.

Sincerely,

Richard A. Ely

cc:	DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel
Securities and Exchange Commission
Sean Donahue
George K. Schuler